EXHIBIT (m)(10)

EATON VANCE MUTUAL FUNDS TRUST AMENDED AND RESTATED CLASS C DISTRIBUTION PLAN

     WHEREAS, Eaton Vance Mutual Funds Trust (the “Trust”) engages in business as an open-end management investment company with multiple series (each with multiple classes), and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);

     WHEREAS, the Trust adopted a Distribution Plan, consistent with the requirements of Rule 12b-1 under the Act (the “Plan”), with respect to the Class C shares of Eaton Vance Floating-Rate Advantage Fund pursuant to which such Fund pays distribution fees out of Class C assets as contemplated in Rule 2830 of the Conduct Rules of the Financial Industry Regulatory Authority (the “Rule”);

     WHEREAS, the Trustees desire to amend and restate the Plan for the purpose of adding to the Plan the additional series of the Trust listed on Appendix A (each such series and Eaton Vance Floating-Rate Advantage Fund being referred to herein as the “Fund”);

     WHEREAS, the Fund may use the distribution and service fees payable under the Plan to (i) finance activities which are primarily intended to result in the distribution and sales of Class C shares and to make payments in connection with the distribution of such shares and (ii) pay for shareholder servicing and maintenance of shareholder accounts;

     WHEREAS, the Trust employs Eaton Vance Distributors, Inc. to act as Principal Underwriter (as defined in the Act) of Class C shares of the Fund, and the Principal Underwriter has entered into selling agreements with financial intermediaries to distribute Fund shares; and

     WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that the Plan will benefit the Trust, the Fund and the holders of Class C shares of the Fund.

     NOW, THEREFORE, the Trust hereby adopts the Plan on behalf of Class C shares of the Fund in accordance with Rule 12b-1 under the Act and containing the following terms and conditions:

     1. The Fund shall pay to the Principal Underwriter a monthly distribution fee in an amount that shall not exceed the percentage stated on Schedule A of the Fund’s average daily Class C net assets for any fiscal year. Such fee payable is being paid in consideration for the distribution services and facilities to be furnished to the Fund by the Principal Underwriter. The Principal Underwriter may use the payments received pursuant to this Paragraph to compensate financial intermediaries to encourage the distribution of Class C shares as it considers appropriate.

     2. Appropriate adjustment of payments made pursuant to Section 1 of this Plan shall be made whenever necessary to ensure that no such payment shall cause Class C to exceed the applicable maximum cap imposed on sales charges by the Rule.

     3. In addition to the payments of distribution fees to the Principal Underwriter provided for in Section 1, the Fund shall pay from assets attributable to Class C shares of the Fund a monthly service fee to the Principal Underwriter on the last day of each month. Such service fee shall be in an amount not to exceed on an annual basis to 0.25% of the average daily net assets attributable to Class C shares. All service fees are being paid to the Principal Underwriter hereunder in consideration for the personal and/or account maintenance services to be furnished by the Principal Underwriter and for the payment of service fees by the Principal Underwriter to financial intermediaries in connection with the provision of personal services and/or the maintenance of shareholder accounts.

     4. The Principal Underwriter shall be entitled to receive all contingent deferred sales charges paid or payable with respect Class C shares, provided that no such sales charge which would cause the Class C to exceed the maximum applicable cap imposed thereon by paragraph (2) of subsection (d) of the Rule shall be imposed.

     5. This Plan shall not take effect until after it has been approved by both a majority of (i) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the Act) and have no direct or indirect financial interest in the operations of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), and (ii) all of the Trustees then in office, cast in person at a meeting (or meetings) called for the purpose of voting on this Plan.

     6. Any agreements between the Trust on behalf of the Fund and any person relating to this Plan shall be in writing and shall not take effect until approved in the manner provided for Trustee approval of this Plan in Section 5.

     7. This Plan shall continue in effect with respect to each Class C for so long as such continuance is specifically approved at least annually in the manner provided for Trustee approval of this Plan in Section 5.

     8. The persons authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall be the President or any Vice President or the Treasurer of the Trust. Such persons shall provide to the Trustees of the Trust and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

     9. This Plan may be terminated with respect to Class C shares of the Fund at any time by vote of a majority of the Rule 12b-1 Trustees, or by vote of a majority of the outstanding Class C voting securities of the Fund.

     10. This Plan may not be amended to increase materially the payments to be made by the Class C shares of the Fund as provided in Section 1 unless such amendment, if required by law, is approved by a vote of at least a majority of the Class C outstanding voting securities of the Fund. In addition, all material amendments to this Plan shall be approved in the manner provided for in Section 5. Additional series of the Trust may become subject to this Plan and governed hereby upon approval by the Trustees of the Trust and an amendment to Schedule A.

     11. While this Plan is in effect, the selection and nomination of the Rule 12b-1 Trustees shall be committed to the discretion of the Rule 12b-1 Trustees.

     12. The Trust shall preserve copies of this Plan and any related agreements made by the Trust and all reports made pursuant to Section 8, for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

     13. Consistent with the limitation of shareholder, officer and Trustee liability as set forth in the Trust’s Declaration of Trust, any obligations assumed by the Class C shares of the Fund pursuant to this Plan shall be limited in all cases to the assets of such Class C shares and no person shall seek satisfaction thereof from the shareholders of the Fund or officers or Trustees of the Trust or any other class or series of the Trust.

     14. When used in this Plan, the term “vote of a majority of the outstanding Class C voting securities of the Fund” shall mean the vote of the lesser of (a) 67 per centum or more of the Class C shares of the Fund present or represented by proxy at the meeting if the holders of more than 50 per centum of the outstanding Class C shares of the Fund are present or represented by proxy at the meeting, or (b) more than 50 per centum of the outstanding Class C shares of the Fund.

     15. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or regulation of the Securities and Exchange Commission or otherwise, the remainder of this Plan shall not be affected thereby.

Adopted August 6, 2007 Amended and Restated October 19, 2009

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Schedule A

	Adoption	Distribution
Fund	Date	Fee

Eaton Vance Floating-Rate Advantage Fund	August 6, 2007	0.60%
Eaton Vance Build America Bond Fund	October 19, 2009	0.75%
Eaton Vance Structured International Equity Fund	February 8, 2010	0.75%